EXHIBIT 99.1
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                                                     [LOGO - ARC ENERGY TRUST]


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NEWS RELEASE

MARCH 29, 2006


ARC ENERGY TRUST FILES ITS ANNUAL INFORMATION FORM
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CALGARY,  MARCH 29, 2006 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
today filed its Annual Information Form ("AIF") with the Canadian securities regulatory authorities on SEDAR in Canada. The AIF includes the Trust's reserve data and other oil and gas information for the year ended December 31, 2005 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. The Trust has also filed its Form 40-F, which includes the annual information form, with the U.S. Securities and Exchange Commission on EDGAR in the United States. Copies of the Trust's Annual Information Form may be obtained on www.sedar.com or on the Trust's website at www.arcenergytrust.com.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $6.1 billion. In 2006, the Trust expects to produce approximately 61,000 barrels of oil equivalent per day from five core areas in western Canada. ARC Energy Trust units trade on the TSX under the symbol AET.UN and ARC Resources exchangeable shares trade under the symbol ARX.

Note: Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Contained in this news release is forward-looking information. The reader is cautioned that assumptions used in the preparation of such information, particularly those pertaining to cash distributions, production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. A number of factors, including, but not limited to: commodity prices, reservoir performance, weather, drilling performance and industry conditions, may cause the actual results achieved to vary from projections, anticipated results or other information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved will be the same in whole or in part as those presented herein.


ARC RESOURCES LTD.


John P. Dielwart,
President and Chief Executive Officer



   For further information about ARC Energy Trust, please visit our website
                       www.arcresources.com or contact:

                Investor Relations, E-mail: ir@arcresources.com
                 Telephone: (403) 503-8600 Fax: (403) 509-6417
                           Toll Free 1-888-272-4900

                              ARC Resources Ltd.
                       Suite 2100, 440 - 2nd Avenue S.W.
                              Calgary, AB T2P 5E9